December 3, 2014

Board of Trustees of Saturna Investment Trust

Re: Advisory Fee Waivers

Gentlemen:

This is to advise you that Saturna again undertakes to subsidize certain Sextant Funds by waiving the management fee for these Funds to the extent necessary to limit such Fund's annual expenses (excluding taxes, commissions, and extraordinary expenses but including any expense of a Rule 12b-1 plan) through March 31, 2016, as follows:

Fund	Limit
Short Term Bond Fund	0.75%
Bond Income Fund	0.90%
Global High Income Fund	0.90%
Saturna Sustainable Equity Fund*	0.99%
Saturna Sustainable Bond Fund*	0.89%

*anticipated to go effective in March 2015

The Adviser also continues, through March 31, 2016, its undertaking to waive its entire advisory fee for Sextant Short-Term Bond Fund, Sextant Bond Income Fund or Sextant Core Fund on days when assets of the applicable Fund are under $2 million.

This undertaking may be canceled with respect to any of these Funds only with the consent of the Board of Trustees or the termination of the management contract of any such Fund with the Adviser.

Saturna Capital Corporation

By /s/ Jane K. Carten
Jane K. Carten, President